780 Lynnhaven Parkway

Suite 400

Virginia Beach, Virginia 23452

January 28, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Inspire Veterinary Partners, Inc.
Registration Statement on Form S-1 filed on January 16, 2026, as amended on January 28, 2026
File No. 333-292789

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Inspire Veterinary Partners, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, on Thursday, January 29, 2026, or as soon as practicable thereafter.

Very truly yours,

Inspire Veterinary Partners, Inc.

By:	/s/ Kimball Carr
Kimball Carr
Chief Executive Officer